

March 16, 2012

Mr. Nicholas C. Fanandakis
Chief Financial Officer
E. I. Du Pont De Nemours & Company
1007 Market Street
Wilmington, DE 19898

      Re: **E. I. Du Pont De Nemours & Company**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 9, 2012
              File No. 1-00815

Dear Mr. Fanandakis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.   You stated in your letter to us dated July 9, 2009 that you had sales to Iran, Sudan, and Syria, and that a foreign subsidiary recently had agreed to acquire a minority interest in a foreign entity that annually sells product into Sudan. You also stated in the letter that your foreign subsidiaries might consider future requests to sell certain products into Syria if approved by your European-based trade committee. As you know, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and subject to U.S. economic sanctions and export controls. Please describe to us any past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements, since your referenced letter to us. Your response should describe any products, materials, components, equipment, technology, or services you have provided into each of the referenced countries, directly or indirectly, and any agreements,

commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them.

Item 1. Business, page 1

2.   In future filings, please include for each segment a measure of profit or loss and total assets for each of the last three fiscal years. Alternatively, please include a cross reference to this data in the financial statements. See Item 101(b) of Regulation S-K.

Item 1A. Risk Factors, page 8

3.   We note your risk factor on page eight relating to the risks associated with the price increases for energy and raw materials. In future filings, please revise this risk factor to provide specific examples of how changes in the pricing or availability of energy and raw materials have impacted the operation of your business, including discussing any specific material impact on operating results. To the extent applicable and material, your revised risk factor should include a discussion of the recent volatility in the price and availability of natural gas and oil.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Analysis of Operations, page 17

4.   We note that in your year over year discussion for each of your segments you quantify the effect of price, currency, volume and portfolio mix on the total percent change in net sales, but often provide only a general description of the reasons underlying such changes. For example, we note that in your earnings call for the fourth quarter of 2011 you provide additional information about the factors contributing to the changes in your line items, including, for example, quantifying the effects of destocking in various segments, noting the effect of the delays in launch timing for smartphones and tablet PCs, and discussing the specific impact of sales in Latin America. We also note that you provide general disclosure in the MD&A that higher raw material and energy costs impacted revenues, but that you do not quantify the impact or disclose which specific raw material and energy costs impacted revenues. Please note that Management's Discussion and Analysis should identify and address key variables and other qualitative and quantitative factors which are unique to you and necessary for an understanding and evaluation of your company. Please revise your Management's Discussion and Analysis in your future filings to provide such analysis. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Consolidated Financial Statements, page F-1

Note 15. Commitments and Contingent Liabilities, page F-22

Imprelis, page F-23

5.   Please tell us whether it is reasonably possible that losses related to the Imprelis issue, in excess of the amounts accrued, could be material. In addition, tell us why you cannot develop information related to this contingency that would allow you to make a minimum estimate in a range of loss for unasserted claims.

Litigation - PFOA, page F-24

6.   Please tell us how you have accounted for the costs to provide state-of-the-art water treatment systems in the six area water districts. Please also quantify the amounts, by period and in total, since inception of the systems.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Dale Welcome at (202) 551-3865 or John Hartz at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 or Pamela Long at (202) 551-3765 with any other questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief